OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 10)(1)

JO-ANN STORES, INC.
(Name of Issuer)
COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)
47758P307
(CUSIP Number)
Alan Rosskamm
2000 Auburn Drive, Suite 200
Beachwood, Ohio 44122
(216) 378-7680
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	47758P307	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS: ALAN ROSSKAMM

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES OF AMERICA

	7	SOLE VOTING POWER:

NUMBER OF		625,035

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		776,631

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		625,035

WITH	10	SHARED DISPOSITIVE POWER:

		776,631

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,401,666

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D
Item 1.	Security and Issuer.
(a)	Common Shares, without par value

(b)	Jo-Ann Stores, Inc. (hereafter “Jo-Ann”) 5555 Darrow Road Hudson, Ohio 44236
Item 2.	Identity and Background.
(a)	Alan Rosskamm

(b)	2000 Auburn Drive, Suite 200 Beachwood, Ohio 44122

(c)	Director of Jo-Ann

(d)	No

(e)	No

(f)	United States of America
Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.
Item 4.	Purpose of the transaction.

The change in Mr. Rosskamm’s beneficial ownership that is reported on this Schedule 13D/A is due to the sale of Common Shares directly and indirectly through his interest in Rosskamm Family Partners, L.P. and Caneel Bay Partners, L.P. and the sale of Common Shares held by Mr. Rosskamm as custodian for a child. Such dispositions were for investment purposes and Mr. Rosskamm may directly or indirectly acquire additional shares, or dispose of some or all of his Common Shares, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. Mr. Rosskamm does not have any present plan or proposal that relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a)	Mr. Rosskamm beneficially owns 1,401,666 shares as of April 20, 2007, representing approximately 5.7% of Jo-Ann’s issued and outstanding shares. The number of shares beneficially owned by Mr. Rosskamm includes 190,050 shares held directly by Mr. Rosskamm, 390,000 shares subject to stock options which are or will become exercisable within 60 days of April 20, 2007, 30,717 restricted shares granted to Mr. Rosskamm pursuant to the Jo-Ann Stores, Inc. Incentive Compensation Plan, 7,306 shares held by Mr. Rosskamm as custodian for a child, and 6,962 shares held through funds in the Jo-Ann Stores, Inc. Savings Plan 401(k) (the “Savings Plan”). The number of shares beneficially owned by Mr. Rosskamm also includes 514,328 shares held by Rosskamm Family Partners, L.P., 127,583 shares held by Rosskamm Family Partners, L.P. II, and 60,595 shares held by Caneel Bay Partners, L.P., of which Mr. Rosskamm is a general partner, and 74,125 shares held by the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991 and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992, of which Mr. Rosskamm is a co-trustee.

(b)	Mr. Rosskamm has sole power to vote or direct the vote with respect to 625,035 shares. Mr. Rosskamm has shared power to vote or direct the vote with respect to 776,631 shares. Mr. Rosskamm has sole power to dispose of or to direct the disposition of 625,035 shares. Mr. Rosskamm has shared power to dispose of or direct the disposition of 776,631 shares.

Mr. Rosskamm shares voting and dispositive power with respect to 641,911 shares with Mrs. Betty Rosskamm. Mrs. Betty Rosskamm is a general partner in Rosskamm Family Partners, L.P. and Rosskamm Family Partners, L.P. II. Mrs. Betty Rosskamm’s business address is c/o Mr. Alan Rosskamm, 2000 Auburn Drive, Suite 200, Beachwood, Ohio 44122. Mrs. Betty Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Betty Rosskamm is a citizen of the United States of America.

Mr. Rosskamm shares voting and dispositive power with respect to 60,595 shares with Mrs. Barbara Rosskamm. Mrs. Barbara Rosskamm is a general partner in Caneel Bay Partners, L.P. Mrs. Barbara Rosskamm’s business address is c/o Mr. Alan Rosskamm, 2000 Auburn Drive, Suite 200, Beachwood, Ohio 44122. Mrs. Barbara Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barbara Rosskamm is a citizen of the United States of America.

Mr. Rosskamm shares voting and dispositive power with respect to 716,036 shares with Mrs. Jacqueline Rothstein. Mrs. Jacqueline Rothstein is a general partner in Rosskamm Family Partners, L.P. and Rosskamm Family Partners, L.P. II and is a co-trustee of the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991 and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992. Mrs. Rothstein’s business address is c/o Mr. Alan Rosskamm, 2000 Auburn Drive, Suite 200, Beachwood, Ohio 44122. Mrs. Jacqueline Rothstein has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Jacqueline Rothstein is a citizen of the United States of America.

(c)	During the past 60 days, Mr. Rosskamm has sold 230,683 Common Shares, both directly and (1) through his interest in Rosskamm Family Partners, L.P. and Caneel Bay Partners, L.P and (2) as custodian for a child. In addition, Mr. Rosskamm exercised (1) 35,000 stock options at an exercise price of $20.00 per Common Share, (2) 60,000 stock options at an exercise price of $14.31 per Common Share and (3) 10,000 stock options at an exercise price of $10.94 per Common Share, and immediately sold the Common Shares acquired upon exercise. The Common Shares were sold in the public market at the market value at the time of sale. Lastly, Mr. Rosskamm gifted 5,000 Common Shares to a charitable organization.

(d)	Not applicable.

(e)	Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Rosskamm is subject to an agreement, dated October 30, 2003, as amended on February 22, 2007, among Mrs. Betty Rosskamm, Mrs. Alma Zimmerman (a member of one of Jo-Ann’s original founding families who is now deceased) and Jo-Ann. Under this agreement, Mrs. Rosskamm and her lineal descendants (which includes Mr. Rosskamm) and permitted holders (the “Rosskamms”), and Mrs. Zimmerman’s lineal descendants and permitted holders (the “Zimmermans”), may each sell up to 400,000 Common Shares in any calendar year and may not sell more than 200,000 of those shares in any 180-day period. If either the Rosskamms or the Zimmermans plan to sell a number of their Common Shares in excess of the number permitted under the agreement, they must first offer to sell those shares to Jo-Ann. Each of the Rosskamms and the Zimmermans are permitted to sell an unlimited number of shares to each other free of Jo-Ann’s right of first refusal.
Item 7.	Material to Be Filed as Exhibits.

A copy of the agreement referenced in Item 6 above has been filed as Exhibit 10.10 to Jo-Ann’s Form 10-K for the fiscal year ended January 31, 2004 and filed with the Securities and Exchange Commission on April 15, 2004. A copy of the amendment referenced in Item 6 above has been filed as Exhibit 10.8 to Jo-Ann’s Form 10-K for the fiscal year ended February 3, 2007 and filed with the Securities and Exchange Commission on April 19, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2007

/s/ Alan Rosskamm
Alan Rosskamm

6